Exhibit 99.1

ELBIT IMAGING LTD. ANNOUNCES AN EXECUTION OF AN AMENDMENT TO THE
INVESTMENT AGREEMENT IN INSIGHTEC AND EXTENSION OF THE INVESTMENT PERIOD

Tel Aviv, Israel, September 8, 2014, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today further to the Company’s announcement dated June 29, 2014 that it was informed by InSightec Ltd. (“InSightec”), that an agreement for amendment of the investment agreement of June 26, 2014 has been signed (the “Amendment to the Investment Agreement” and the “Investment Agreement”, respectively), in the framework of which, the period granted to Elbit Medical Technologies Ltd. and to the existing shareholders of InSightec (the “Existing Shareholders”) to notify InSightec if they intend to purchase the shares of InSightec (as specified in the Company’s report dated June 29, 2014), was extended until November 30, 2014.

The Company holds approximately 85% of the share capital of Elbit Medical Technologies Ltd. ("Elbit Medical") (TASE: EMTC-M) which, in turn, holds approximately 39.5% (34.5% on a fully diluted basis) of the share capital in InSightec.

Furthermore, under the Amendment to the Investment Agreements the parties had agreed to extend the period for the exercise of the investment right granted to that certain international company as specified in the Company’s report dated June 29, 2014, and to expand it to include an affiliate thereof (jointly: the “Potential Investors”), such that the Potential Investors have the option to purchase, by September 15, 2014, a total of 6,444,404 Series D preferred shares of InSightec, which represent approx. 5% of the share capital of InSightec on a fully diluted basis, in consideration for a total payment of U.S. $12.5 million.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial and Entertainment Centers - Initiation, construction and sale of shopping and entertainment centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe and in India, primarily through its subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Company operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - Hotel operation and management; (iii) Medical Industries - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - Initiation, construction and sale of residential projects and other mixed-use real property projects, predominately residential, located primarily in India; and (v) Fashion Apparel - Distribution and marketing of fashion apparel and accessories in Israel.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “would,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2013, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Ron Hadassi
Chairman and Acting CEO
Tel: +972-3-608-6048
ron@elbitimaging.com